SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Methode Electronics, Inc.
(Name of Subject Company (Issuer))

MEI Investment Corp.
Dura Automotive Systems, Inc.
(Names of Filing Persons (Offerors))

Class B Common Stock, par value $.50 per share, and related Preferred Share Purchase Rights
(Title of Class of Securities)

591520 10 1
(CUSIP Number of Class of Securities)

David R. Bovee
Vice President and Chief Financial Officer
Dura Automotive Systems, Inc.
2791 Research Drive
Rochester Hills, Michigan 48309
(248) 299-7500
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

With a copy to:
Dennis M. Myers
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

Calculation of Filing Fee

Transaction valuation	Amount of filing fee

Not Applicable*	Not Applicable*

*     A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

DATE: July 3, 2003

FROM:	FOR:
Padilla Speer Beardsley Inc.	Dura Automotive Systems, Inc.
1101 West River Parkway	2791 Research Drive
Minneapolis, Minnesota 55415	Rochester Hills, Michigan 48309

Tony Carideo (612) 455-1720	David Bovee (248) 299-7500

FOR IMMEDIATE RELEASE

DURA AUTOMOTIVE TO COMMENCE TENDER OFFER TO ACQUIRE ALL

CLASS B COMMON STOCK OF METHODE ELECTRONICS FOR $23 PER SHARE

     ROCHESTER HILLS, Mich., July 3 — DURA Automotive Systems, Inc. (Nasdaq: DRRA), announced today that it plans to commence a tender offer for all of the outstanding Class B Common Stock of Methode Electronics, Inc. (Nasdaq: METHB) at a price of $23.00 per share in cash. As of June 5, 2003, there were 1,087,305 shares of Class B Common Stock outstanding. Methode’s Class A Common Stock will not be subject to the tender offer.

     The tender offer will be subject to customary conditions, including a majority of Methode Electronic’s Class B shares on a fully diluted basis being tendered and not withdrawn and the holders of Class B Common Stock continuing to have the right to elect directors representing up to approximately 75 percent of Methode’s board of directors. The offer will not be subject to due diligence or financing.

     Methode is a key electronics supplier to the automotive industry. DURA is interested in Methode’s expertise in the areas of switches, sensors, electronic throttle controls, electronic control units and drive-by-wire technologies. DURA currently uses one or more of these devices on its parking brakes, pedals, power tire carriers, window regulators, seats and shifter systems.

     “DURA has been very interested in Methode’s expertise in electronics over the years, however, the Class B shareholders’ control of the company has limited DURA’s investment opportunities,” said Larry Denton, president and chief executive officer of DURA Automotive. “With the recent disclosure that the Class B shareholders are interested in selling their shares, we have increased our focus on investing in Methode. We believe a strategic investment in Methode will strengthen DURA’s current and future product offerings by teaming with an experienced and well-respected electronics development staff. In addition, this partnership offers exciting growth opportunities for Methode through DURA’s extensive product offerings and customer base.”

Dura Automotive Systems, Inc.
July 3, 2003

About DURA Automotive Systems, Inc.

     DURA Automotive Systems, Inc., is the world’s largest independent designer and manufacturer of driver control systems and a leading global supplier of setting control systems, engineered assemblies, structural door modules and integrated glass systems for the global automotive industry. The company is also a leading supplier of similar products to the North American recreation and specialty vehicle markets. DURA sells its automotive products to every North American, Japanese and European original equipment manufacturer (OEM) and many leading Tier 1 automotive suppliers. DURA is headquartered in Rochester Hills, Mich. Information about DURA and its products is available on the Internet at www.duraauto.com.

     THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY MEHTODE ELECTRONIC’S CLASS B COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT DURA AUTOMOTIVE SYSTEMS, INC. INTENDS TO FILE DURING THE WEEK OF JULY 7, 2003. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM DURA AUTOMOTIVE SYSTEMS, INC.

     This press release contains forward-looking statements that are subject to risks and uncertainties. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” or similar expressions. These statements are based on certain assumptions that the company has made in light of its experience in the industry as well as its perspective of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Actual results may differ materially from the anticipated results because of certain risks and uncertainties, including but not limited to (i) expected synergies, economies of scale and cost savings from the company’s acquisitions not being fully realized or realized within the expected time frames; (ii) unanticipated difficulties servicing the indebtedness of the company; (iii) costs or operational difficulties related to integrating the operations of the acquired entities with those of the company being greater than expected; (iv) labor disputes involving the company or its significant customers; (v) risks associated with conducting business in foreign countries, and (vi) general economic or business conditions affecting the automotive industry, either nationally or regionally, being less favorable than expected.

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